

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

James H. Greene, Jr.
Chief Executive Officer
Bilander Acquisition Corp.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

> **Re: Bilander Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed February 23, 2021**
> **File No. 333-253419**

Dear Mr. Greene:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Filed on Form S-1

Summary
Summary Financial Data, page 33

1. Since you have a working capital deficiency as of February 11, 2021, ensure the amount in your actual column is parenthesized.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Yan Zhang, Esq.